Exhibit 21.1

SUBSIDIARIES OF GASLOG PARTNERS LP

Name of Subsidiary	Jurisdiction of Incorporation
GasLog Partners Holdings LLC	Marshall Islands
GAS-three Ltd.*	Bermuda
GAS-four Ltd.*	Bermuda
GAS-five Ltd. *	Bermuda

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* Reflects organizational structure following the close of this offering.